Filed by Phygital Immersive Limited
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Jaguar Global Growth Corporation I
Commission File No.: 001-41284

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 2, 2023

JAGUAR GLOBAL GROWTH CORPORATION I

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-41284	98-1593783
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 Brickell Key Drive,
Suite 700 Miami, Florida	33131
(Address of Principal Executive Offices)	(Zip Code)

(646) 663-4945

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, one right and one-half of one redeemable warrant	JGGCU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	JGGC	The Nasdaq Stock Market LLC
Rights entitling the holder thereof to receive one-twelfth (1/12) of one Class A ordinary share of JGGC	JGGCR	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	JGGCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

On March 2, 2023, Jaguar Global Growth Corporation I, a Cayman Islands exempted company limited by shares (“JGGC”), and GLAAM Co., Ltd., a corporation (chusik hoesa) organized under the laws of the Republic of Korea (“GLAAM”), issued a joint press release announcing the execution of a Business Combination Agreement by and among JGGC, GLAAM, Phygital Immersive Limited, a Cayman Islands exempted company limited by shares (“New PubCo”), and Jaguar Global Growth Korea Co., Ltd., a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea (“Exchange Sub”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), pursuant to which (i) JGGC shall be merged with and into New PubCo, with New PubCo surviving the merger, (ii) immediately thereafter, New PubCo shall issue a certain number of ordinary shares, par value $0.0001 per share, of New PubCo (the “New PubCo Ordinary Shares”), to Exchange Sub and, in exchange therefor, Exchange Sub shall issue a non-interest bearing note (in a form that is reasonably acceptable to the parties) to New PubCo pursuant to which Exchange Sub shall promise to repay to New PubCo the value of such New PubCo Ordinary Shares so transferred, and (iii) all shareholders of GLAAM will transfer their respective common shares, par value KRW 500 per share, of GLAAM to Exchange Sub in exchange for New PubCo Ordinary Shares (such transactions and those otherwise contemplated by the Business Combination Agreement, collectively, the “Proposed Transactions”). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

JGGC and GLAAM held a conference call on March 2, 2023 at 9:00 a.m. Eastern Time (the “Conference Call”) announcing the execution of the Business Combination Agreement. The script that JGGC and GLAAM used for the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Attached as Exhibit 99.3 and incorporated herein by reference is the management presentation that JGGC and GLAAM will use in connection with the Proposed Transactions.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of JGGC under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Additional Information about the Proposed Business Combination and Where to Find It

This Current Report on Form 8-K is being made in respect of the Proposed Transactions involving JGGC and GLAAM. In connection with the Proposed Transactions, New PubCo intends to file the Registration Statement on Form F-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement of JGGC and a prospectus of New PubCo. JGGC’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED TRANSATIONS, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT JGGC, NEW PUBCO, GLAAM AND THE PROPOSED TRANSACTIONS. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant materials for the Proposed Transactions will be mailed to shareholders of JGGC as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

JGGC and its directors and executive officers may be deemed participants in the solicitation of proxies from JGGC’s shareholders with respect to the Proposed Transactions. A list of the names of JGGC’s directors and executive officers and a description of their interests in JGGC is contained in JGGC’s final prospectus related to its initial public offering dated February 10, 2022, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Proposed Transactions when available.

New PubCo, GLAAM and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of JGGC in connection with the Proposed Transactions. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transactions will be included in the Registration Statement. You may obtain free copies of these documents as described above.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of New PubCo, GLAAM or JGGC. Forward-looking statements generally relate to future events or JGGC’s, GLAAM’s or New PubCo’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by JGGC and its management, and GLAAM and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond New PubCo’s and GLAAM’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) JGGC’s ability to complete the Proposed Transactions; (2) the outcome of any legal proceedings that may be instituted against JGGC, New PubCo, GLAAM or others following the announcement of the Proposed Transactions and any definitive agreements with respect thereto; (3) the inability to complete the Proposed Transactions due to the failure to obtain approval of the shareholders of JGGC, to obtain financing to complete the Proposed Transactions or to satisfy other conditions to closing; (4) changes to the proposed structure of the Proposed Transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Transactions; (5) the ability to meet stock exchange listing standards following the consummation of the Proposed Transactions; (6) the risk that the Proposed Transactions disrupt current plans and operations of GLAAM as a result of the announcement and consummation of the Proposed Transactions; (7) the ability to recognize the anticipated benefits of the Proposed Transactions, which may be affected by, among other things, competition, the ability of New PubCo to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Proposed Transactions; (9) changes in applicable laws or regulations; (10) the possibility that GLAAM or New PubCo may be adversely affected by other economic, business, and/or competitive factors; (11) GLAAM’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated shareholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in JGGC’s final prospectus related to its initial public offering dated February 10, 2022 and in subsequent filings with the SEC, including the Registration Statement when available. There may be additional risks that none of GLAAM, New PubCo or JGGC presently know or that GLAAM, New PubCo and JGGC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of JGGC, GLAAM or New PubCo undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Current Report on Form 8-K.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(a)	Exhibits.

Exhibit No.	Exhibit

99.1*	Press Release, dated March 2, 2023.

99.2*	Conference Call Script.

99.3*	Management Presentation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Furnished but not filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 2, 2023

JAGUAR GLOBAL GROWTH CORPORATION I

By:	/s/ Anthony R. Page
Name:	Anthony R. Page
Title:	Chief Financial Officer

Exhibit 99.1

GLAAM, a Revolutionary Architectural Media Glass Manufacturer, to

Become Publicly Traded Through Combination with Jaguar Global Growth

Corporation I

- GLAAM is the Exclusive Manufacturer of G-Glass, the World’s First IT Construction Material and

Architectural Display That Turns Buildings Into Massive Media Devices

- Over 460 High-Profile Installations of G-Glass, Including Qatar’s View (Cedars Sinai) Hospital and the

2018 Pyeongchang Winter Olympics

- Combination Implies a Pro Forma Enterprise Value of $309 Million, with up to $200 Million in Net Cash on the Balance Sheet to Fuel Growth

- Existing GLAAM Shareholders Will Roll 100% of Their Current Equity Holdings into Equity of the

Combined Company

Miami, Florida and Seoul, South Korea – March 2, 2023 – GLAAM, Co., Ltd. (“GLAAM” or the “Company”), a leading designer and manufacturer of architectural display glass, and Jaguar Global Growth Corporation I (Nasdaq: JGGC, JGGCR, and JGGCW) (“Jaguar Global”) have entered into a definitive business combination agreement that would result in GLAAM becoming a publicly traded company. As a result of the business combination, GLAAM and Jaguar Global shareholders will exchange their shares for shares in a new combined company (“NewCo”). Upon closing of the transaction, NewCo is expected to be renamed at a later date, and its ordinary shares are expected to be listed on the Nasdaq Stock Market (“Nasdaq”) under a new ticker symbol.

GLAAM: A True IT Media Product

GLAAM is the world’s first and only large-scale provider of architectural media glass. The Company manufactures an integrated architectural IT product, G-Glass, that combines architectural glass with customizable, large-scale digital media display capabilities. The product allows buildings to be transformed into huge digital art canvases, transmit real-time event broadcasts, and become interactive experiences through sensors and smartphone connectivity. A video highlighting G-Glass’s capabilities can be found here.

Since its first major installation in 2014, the Company has completed over 460 G-Glass installations, including a 15,000 sq. ft. installation for the 2018 Pyeongchang Winter Olympics and a 43,000 sq. ft. installation at the View (Cedars Sinai) Hospital in Qatar, which represented the world’s largest transparent media screen.

GLAAM Investment Highlights

•	Significant and Expanding Total Addressable Market Centered on Digital Out-of-Home (DOOH) Media Market: The global DOOH content delivery market has a current estimated value of approximately $20 billion, growing by an estimated 12% per annum between 2021 and 2025.[1] With its innovative display technology, G-Glass broadens the reach of DOOH media to transparent vertical real estate, driving additional value for building owners and developers, as well as generating advertising and media revenues for GLAAM.

•

Proprietary G-Glass Product Outperforms Alternatives, Delivering Value to All Stakeholders: Traditional display options—including LED screens, LED mesh, and LED bars—offer little to no transparency and have durability of less than five years. G-Glass combines media functionality, 99.7% transparency, low operating costs, and architectural-grade durability, providing long-term operating expense savings of approximately 80% for owners and developers.

•

Technology Innovation, At-Scale Production and Market Leadership Provide Competitive Advantages Amid High Entry Barriers: GLAAM has 24 patents and over 30 proprietary raw materials. In addition, the Company has 1.4 million sq. ft. of annual manufacturing capacity, which includes fully proprietary, self-developed production lines, allowing for mass production at the highest quality. These competitive advantages reflect over a decade of development and over $185 million in research and development investments, placing GLAAM an estimated 10-15 years ahead of its competitors.

•

Large and Growing Global Pipeline Across DOOH’s Place-Based and Large Format Wallscape Marketplace Segments: As core tenets of its growth strategy, GLAAM seeks to continue its international expansion, focusing on large-ticket projects that include multi-unit digital place-based networks and large format digital urban wallscapes. GLAAM’s current pipeline includes over $1 billion in potential projects that are in ongoing discussions, with $86 million of these opportunities considered “high probability.”[2]

•

Growth Strategy Propelled by a Robust International Sales Effort and Increased Emphasis on Advertising Media: GLAAM aims to bolster its regional sales and marketing resources across Asia, the Middle East, Europe and the Americas. To capture an increasing share of the DOOH market, the Company is working to scale its “Glass-as-a-Service” (GaaS) approach, which reduces upfront costs for customers while retaining their upside and simultaneously allows GLAAM to expand its margin and monetize the installation for the full 30+ years of its expected lifespan.

•

Established Operational Footprint Offers Runway for Rapid Growth: The Company recorded $21 million in revenue and regained breakeven core EBITDA profitability in 2022, following headwinds from COVID-19. As GLAAM executes on its current pipeline and ramps its GaaS model, the Company is expected to grow revenue to $51 million in 2023 and $71 million in 2024, with EBITDA margins of 44% and 48%, respectively.

[1]	PQ Media Global Digital Out-of-Home Media Forecast 2021-2025.
[2]	Projects with defined customer, location, usage, and budget, or initial drawing.

Management Commentary

“With G-Glass, GLAAM offers a differentiated technology product that can deliver value to all commercial real estate stakeholders and catalyzes growth in some of the most attractive global markets,” said Ho Joon Lee, CEO of GLAAM. “Our technological edge and established operational foundation give us significant advantages in a market with high barriers to entry. We believe we are positioned for rapid growth and are already making major strides to expand our global pipeline with projects across Korea, Canada, Saudi Arabia, and the U.S. We welcome Jaguar Global’s partnership and support, which will allow us to gain enhanced exposure to investors and key real estate decision-makers across our international target markets. I look forward to a successful transaction and expanding G-Glass’s global growth potential.”

Gary Garrabrant, Chairman and CEO of Jaguar Global, commented: “Joining forces with Ho Joon Lee and GLAAM is a powerful strategic combination, following our 25-year history of active, partner-centric company building. Our presence and focus on the most compelling markets in Asia and globally naturally aligns with GLAAM’s presence and promise. GLAAM’s proven and proprietary technology can broaden the reach of DOOH media to vertical structures of all kinds. We believe capitalizing on our differentiated relationships with industry leaders will catalyze an exciting new chapter of growth for GLAAM as a public company.”

Transaction Terms

The combined company will have an estimated post-transaction enterprise value of $309 million, assuming no redemptions by Jaguar Global public shareholders. Proceeds from the transaction, before the payment of certain transaction expenses, will comprise up to $244 million of cash held in Jaguar Global’s trust account before redemptions, with approximately $200 million in net cash on the balance sheet to fund growth, assuming no redemptions by Jaguar Global public shareholders. The transaction does not include a minimum cash condition.

Jaguar Global and GLAAM’s respective boards of directors have unanimously approved the transaction, which is expected to close in the third quarter of 2023, subject to regulatory and shareholder approvals. GLAAM’s shareholders will roll 100% of their existing GLAAM equity holdings into the combined company and are expected to own approximately 36.1% of the combined company on a non-fully diluted basis immediately following the closing of the proposed business combination, assuming no redemptions by Jaguar Global’s public shareholders in connection with the shareholder meeting of Jaguar Global to vote on, among other things, the business combination.

All references to cash on the balance sheet, available cash from the trust account and retained transaction proceeds are subject to any redemptions by public shareholders of Jaguar Global and payment of transaction expenses.

For additional information regarding the terms of the transaction, as well as an investor presentation and transcript of the investor webcast, please see the Current Report on Form 8-K, which will be filed today with the Securities and Exchange Commission (“SEC”) by Jaguar Global. Additional information about the transaction will be provided in the registration statement on Form F-4 relating to the business combination to be filed with the SEC by Jaguar Global.

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, is acting as Jaguar Global’s exclusive financial advisor and lead capital markets advisor, and Oberon Securities is acting as GLAAM’s exclusive financial advisor. Paul Hastings LLP is acting as Jaguar Global’s U.S. legal counsel, and Yulchon is acting as Jaguar Global’s Korean legal counsel. White & Case LLP and Lee & Ko are serving as GLAAM’s U.S. and Korean legal counsel, respectively.

Gateway Group is acting as investor relations advisor to Jaguar Global, with THE IR acting as Korean investor relations and public relations advisor to GLAAM. Dukas Linden is acting as public relations advisor to Jaguar Global.

Conference Call & Webcast Information

Jaguar Global and GLAAM management will host a conference call and webcast to discuss the proposed transaction today, March 2, at 9:00 a.m. Eastern time. The webcast will be accompanied by a detailed investor presentation.

Date: Thursday, March 2, 2023

Time: 9:00 a.m. Eastern time

Registration Link: https://register.vevent.com/register/BId81fac611dec41b98ac2eeaaa335f8ea

The conference call will be broadcast live and available for replay here and via Jaguar Global’s website at www.jaguarglobalgrowth.com.

The presentation accompanying the webinar will be available on GLAAM’s website at www.glaam.co.kr/en/investment. The presentation will also be filed with the SEC by Jaguar Global as an exhibit to a Current Report on Form 8-K, which can be viewed on the SEC’s website at www.sec.gov.

About GLAAM

GLAAM is the inventor of G-Glass, the world’s first IT building material and architectural display product. Our 99.7% transparent, LED embedded, architectural glass makes it possible for buildings to become gigantic story-telling canvases without compromising real estate value or architectural durability. With over 460+ projects worldwide and 24 global patents, our innovation is at the forefront of the media architecture revolution, transforming buildings into media devices.

To learn more about GLAAM, visit: www.glaam.co.kr/en.

About Jaguar Global Growth Corporation I

Jaguar Global Growth Corporation I is a partnership between Jaguar Growth Partners, an accomplished global investor in real estate operating companies, and Hennessy Capital Group, the leading independent SPAC sponsor in the United States. Jaguar Global seeks to capitalize on the long-term trends in the PropTech sector; in essence, the intersection of real estate and technology. Jaguar Global aims to leverage the sponsors’ combined investment experience, global relationships and domain expertise to identify and invest in an established, high-growth PropTech company outside of the U.S.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, Jaguar Global’s, GLAAM’s and NewCo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination and the timing of the completion of the proposed business combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Jaguar Global and its management, NewCo and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings or regulatory matters or investigations that may be instituted against Jaguar Global, the Company, NewCo or others; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Jaguar Global or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of Jaguar Global or the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Jaguar Global, the Company or NewCo may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the proposed business combination; (12) the Company’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Jaguar Global’s final prospectus relating to its initial public offering and in Jaguar Global’s and NewCo’s subsequent filings with the SEC, including the registration statement on Form F-4, which will include the proxy statement/prospectus, relating to the business combination.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Jaguar Global, the Company or NewCo undertake any duty to update these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed business combination, NewCo intends to file with the SEC a registration statement on Form F-4 that will include a prospectus with respect to NewCo securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Jaguar Global to vote on, among other things, the business combination. Jaguar Global intends to file a definitive proxy statement with the SEC. Jaguar Global’s shareholders and other interested persons are advised to read, when available, the definitive proxy statement and documents incorporated by reference therein filed with the SEC in connection with the proposed business combination, as these materials will contain important information about GLAAM, Jaguar Global and the proposed business combination. When available, the definitive proxy statement and other relevant materials for the proposed business combination will be mailed to shareholders of Jaguar Global as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the definitive proxy statement and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or upon written request to Jaguar Global at Jaguar Global Growth Corporation I, 601 Brickell Key Drive, Suite 700, Miami, FL 33131.

Participants in Solicitation

Jaguar Global and its directors and executive officers may be deemed participants in the solicitation of proxies from Jaguar Global’s shareholders with respect to the proposed business combination. A list of the names of Jaguar Global’s directors and executive officers and a description of their interests in Jaguar Global is contained in Jaguar Global’s final prospectus related to its initial public offering dated February 10, 2022, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts:

Jaguar Global Growth Corporation I Media Contact

Dukas Linden Public Relations for Jaguar Global Growth Corporation I

+1 212.704.7385

jaguar@dlpr.com

Jaguar Global Growth Corporation I Investor Relations Contact

Cody Slach and Jackie Keshner

Gateway Group, Inc.

+1 949.574.3860

JGGC@gatewayir.com

GLAAM Investor Relations Contact

Nakyung Kim

THE IR

+82.2.785.1109

snk@irup.co.kr

Exhibit 99.2

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

Jaguar Global Growth Corporation I & GLAAM – Business Combination Call Transcript

Speakers

Dr. Ho Joon Lee – GLAAM – Founder

Dr. Orhan Ertughrul – GLAAM – Executive Managing Director, G-Smatt Europe

Gary Garrabrant – Jaguar Global Growth Corporation I – Chairman and CEO

Anthony Page, CFA – Jaguar Global Growth Corporation I – CFO

Jackie Keshner – Gateway Group – Investor Relations

PRESENTATION

Jackie Keshner – Gateway Group – External IR Advisor

Good morning, everyone, and thank you for participating in today’s conference call to discuss the proposed business combination between Jaguar Global Growth Corporation I and GLAAM, Co., Ltd.

Joining me today are Jaguar Global’s Chairman and CEO, Gary Garrabrant, and CFO, Anthony Page, as well as GLAAM’s founder, Dr. Ho Joon Lee, and the Executive Managing Director of GLAAM’s European division, G-Smatt Europe, Dr. Orhan Ertughrul.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

On today’s webcast, Jaguar Global has made available a slide presentation that will follow along with the presenters’ commentary. The presentation, as well as the Form 8-K containing the business combination agreement, will also be made available at the website of the U.S. Securities and Exchange Commission at www.sec.gov. The presentation is also available for download on Jaguar Global’s website at jaguarglobalgrowth.com and on the IR section of GLAAM’s website at www.glaam.co.kr/en/investment. Today’s call has been pre-recorded and will not include a question & answer session.

Before we begin, I want to remind everyone that this call may contain forward-looking statements including, but not limited to, Jaguar Global Growth Corporation I’s and GLAAM’s expectations or predictions on financial and business performance and conditions, as well as expectations or assumptions in connection with consummating the proposed business combination between the parties. This also includes, but is not limited to, the timing of development milestones, competitive and industry outlook, and the timing and completion of the business combination. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and are not a guarantee of performance. I encourage you to read Jaguar Global Growth Corporation I’s filings with the U.S. Securities and Exchange Commission, including a copy of the presentation, which will include a discussion of the risks that can affect the proposed business combination, GLAAM’s business, and the business of the combined company after completion of the business combination.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

Jaguar Global and GLAAM are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Now, I would like to turn the call over to the CEO of Jaguar Global, Gary Garrabrant. Gary?

Gary Garrabrant – Jaguar Global Growth Corporation I – Chairman & CEO

Thank you, Jackie, and good morning, everyone. Terrific to be with you today. I will provide a brief overview of GLAAM and Jaguar Global, and discuss our proposed merger with a shared vision to lead the transformation of physical structures through digital experiences.

GLAAM is the exclusive manufacturer of G-Glass, the world’s first IT-enabled construction material that enhances asset values by transforming buildings into extraordinary digital media content delivery devices. G-Glass combines architectural glass with customizable, large-scale LED digital media display capabilities.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

GLAAM’s mission is turning buildings into media devices, as you will see on slide 6. The product allows buildings to be transformed into large digital art canvases, transmit real-time event broadcasts, and become interactive experiences through sensors and smartphone connectivity. To see G-Glass’s impressive capabilities in action, please watch the video we’ve made available in the IR section of GLAAM’s website.

[SLIDE 7]

Turning to slide 7, GLAAM is uniquely positioned at the intersection of transforming architectural glass and the growing importance of digital out-of-home media. As the world’s first architectural display product, G-Glass is the only material that combines four major elements: media functionality, nearly 100% transparency, immense customization capabilities, and building material-grade durability, reducing maintenance. As such, we believe GLAAM’s technology catalyzes the potential value creation of vertical structures of all kinds as modern media devices.

[SLIDE 8]

Slide 8 offers additional investment highlights. GLAAM is an established company with a proven, innovative product and strong market acceptance. GLAAM’s proprietary manufacturing and patent-protected technology is the result of 10+ years of development and over $185 million of investment. These factors, combined with hundreds of completed installations across multiple continents, create significant barriers

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

to entry. We believe the company is uniquely positioned to capitalize on a large and growing total addressable DOOH media market. GLAAM anticipates rapid and sustainable growth via a global pipeline of large and smaller installations in high-profile locations with prominent clients and partners.

[SLIDE 9]

Moving on to slide 9, our investment thesis for GLAAM is based upon the company’s financial track record, global presence and potential, strong pipeline, and significant revenue upside potential. We will review each of these factors in greater detail throughout the presentation, but I will provide an initial summary at this time.

GLAAM is an established company, with a history of strong revenue and profitability pre-COVID-19. As you will see in the upper left quadrant of this slide, GLAAM’s financial performance reflects headwinds from COVID-related lockdowns in Asia during 2020 and 2021, as construction projects were largely paused during this time. With that said, the company grew its annual revenue to $21 million in 2022, with a 3% EBITDA margin. In 2023, GLAAM is expected to reach $51 million in annual revenue with a 44% EBITDA margin, representing a demonstrable rebound of its growth trajectory.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

From a commercial perspective, the company has visibility to a strong pipeline of opportunities in 2023 and 2024. These span major installations in Korea, as well as the U.K., Europe, Canada, and the U.S. Drawing from GLAAM’s experience in Korea, the company estimates combined revenue potential exceeding $1 billion from its global target markets. We have included a map highlighting the company’s operational and commercial footprint in the lower left quadrant of the slide encompassing Asia, the Middle East, Europe and North America.

Lastly, we believe significant additional revenue can be generated by addressing the rapidly growing DOOH advertising market, which has an estimated value of $20 billion in 2023 and is projected to reach over $25 billion by ’25. We believe GLAAM is uniquely positioned to capture a meaningful share of this market.

[SLIDE 10]

Our Jaguar team has a 25-year history of investing and building companies in some of the most compelling growth markets globally. We are distinguished as a partner-centric investor, actively collaborating with our local operating partners. We have created substantial enterprise value in our companies, with several notable examples becoming successful public companies with our leadership. We have earned the reputation as a partner of choice in both developing and developed markets. Over the past 30+ years, we

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

have established relationships with a number of corporate and institutional leaders and prominent individuals, many of which have the potential to become GLAAM clients and partners.

As we illustrate on slide 10, our proposed merger with GLAAM represents a natural extension and application of Jaguar’s reputation and relationships. We expect our strategic partnership will propel GLAAM’s growth via decision-maker relationships catalyzing both prominent and scalable installation opportunities. We plan to leverage our unparalleled network and global reach in combination with GLAAM’s proven technology edge, mass production capability, and unique, game-changing product. We expect this powerful combination of Jaguar Global and GLAAM to propel an exciting new chapter of growth for GLAAM as a public company.

[SLIDE 11]

To review the transaction summary on slide 11, our combined company will be renamed at a later date and is expected to remain listed on Nasdaq under a new ticker symbol. The combined company is expected to have an estimated pro-forma enterprise value of $309 million. We believe the transaction will result in zero debt, with approximately $200 million in net cash on the balance sheet to fund GLAAM’s growth objectives, assuming no redemptions. Evidencing their confidence in the company’s future, existing GLAAM

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

shareholders will roll over 100% of their existing equity holdings in the transaction. The business combination is currently targeted to close in the third quarter of this year, subject to regulatory and shareholder approvals.

We are privileged to support GLAAM’s mission to transform buildings into extraordinary media assets. We look forward to working in active collaboration with Ho Joon and his team to transform the already successful private company to an even more successful public company I will now turn the call over to GLAAM’s founder, Dr. Ho Joon Lee, to lead you through the business and growth potential in even greater detail. Ho Joon?

Dr. Ho Joon Lee – GLAAM – Founder

[SLIDE 12]

Thank you, Gary, and good morning, everybody. It’s great to be joining you today.

As Gary mentioned, GLAAM is the world’s first and only provider of architectural media glass. Our differentiated technology makes us well positioned to rapidly and effectively exploit this exciting, newly emerging architectural media market. We believe G-Glass will create immense value by bringing breathtaking DOOH media to previously inaccessible vertical real estate, and also unlocking the gate to many architectural digital media

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

applications. As the founder and the creator of G-Glass, I truly believe that the global expansion of G-Glass is an important page-turning event in the history of real estate and IT media. This is an historic opportunity for these two sizeable industries to make a seamless connection, and we are the ones who are making it happen.

[SLIDE 13]

So the question is… Real estate and IT media industries. What happens when these two major industries converge? What is the potential size of this market? Just by looking at the sheer amount of glass used by all the buildings around you, you can probably deduce that it is not going to be small. To put that into perspective, every year, global demand for architectural glass is staggering, at 128 billion square feet per year. Assuming just 0.1% penetration of that area, our total addressable market is $24 billion.

Turning to DOOH content delivery, even with the sub-standard, ill-suited architectural display solutions that we have been offered until now, this market has grown into a current estimated value of $20 billion and is expected to grow at over 12% per annum, according to PQ Media. I believe that the emergence of a much more architecturally adequate solution, like G-Glass, will significantly accelerate and expand this market further.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

But! That’s just the beginning. My colleague and GLAAM’s Executive Managing Director of G-Smatt Europe, Dr. Orhan Ertughrul – can you elaborate further, Orhan?

Dr. Orhan Ertughrul – GLAAM – Executive Managing Director, G-Smatt Europe

Thanks, Ho Joon.

We believe that the architectural media glass market is much like the broadband market in the early 2000s. Telecommunication companies had spent billions of dollars implementing Cable, Fiber and ADSL broadband networks. However, they’ve rapidly realized that broadband subscriptions would be the tip of the iceberg in terms of revenue, and it will be the “long-tail” of value-added services that would make much of their profit.

Later in 2007, this was the same model that Apple adopted with the iPhone. It was the Appstore and the tens of thousands of applications that made up the greater portion of Apple’s profit.

Both these models tied subscribers into the hardware through applications and made the product offerings “sticky,” lowering customer turnover. In the same way, if GLAAM can be the first mover in architectural value-added-services, we will embed customers firmly into our product offerings and enhance our margins.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

[SLIDE 14]

Moving to slide 14, we’re a mature technology company with proven products. GLAAM has over 450 projects worldwide, with more than 200 permanent architectural installations.

We’ve completed many stunning landmark projects, but some really stand out as being iconic:

•	The COEX exhibition center, 12,000 sqft in the middle of the Gangnam region of Seoul.

•	Nissan Crossing in the center of Tokyo.

•	Our recent Pier 17 implementation by Howard Hughes in New York.

However, maybe the jewel in our crown to date is the truly impressive 43,000 square foot implementation at the View Hospital in Qatar. Currently, this is in the process of being registered as the world’s largest transparent display screen.

With an additional $280 million in our pipeline, GLAAM is well positioned for growth. Let me hand over to Ho Joon to talk about our installed base on slide 15.

Dr. Ho Joon Lee – GLAAM – Founder

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

[SLIDE 15]

Thank you, Orhan. To date, we have done over 200 permanent installations around the globe showing that G-Glass is a proven product with global acceptance. However, when you examine this map on slide 15, you will see that most of our projects are concentrated in Asia and especially in Korea. This is clearly indicating that global penetration of G-Glass is very low across the globe, and there is so much opportunity going forward. It is my belief that if were able to do 140 projects in Korea, we should be able to do 10 times that in each of the US, Europe, the Middle East, and Asian markets.

I’ll invite Orhan to share some additional detail on this on slide 16.

Dr. Orhan Ertughrul – GLAAM – Executive Managing Director, G-Smatt Europe

[SLIDE 16]

We truly believe that we have a paradigm-breaking product, and so do our customers and partners, as we show on slide 16.

ANC recognize that we have a “first-of-its-kind” product, and as a leader in the audio visual market, they have an excellent perspective.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

Cushman and Wakefield, one of the largest commercial real estate developers, see our product as a “Game Changer” and have commented that it is a new way to sell vertical real estate space.

International prestige brands, such as Porsche, see the value in our glass, using it to, in their words, “enhance Porsche centers to make them more inviting for customers.”

Ho Joon can explain how we enhance stakeholder value.

Dr. Ho Joon Lee – GLAAM – Founder

[SLIDE 17]

Thank you, Orhan.

Turning to slide 17, G-Glass doesn’t just deliver value to GLAAM, but to all stakeholders, including both developers and owners. For owners, the operating costs associated with G-Glass over a 30-year span are expected to be less than 19% of those associated with traditional glass and LED bar combination alternatives. G-Glass thereby allows owners to achieve approximately 80% long-term cost savings on opex compared to alternative technology.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

For developers, our case study on the righthand side uses the example of a developer who made a net installation investment of $5.8 million. After the developer allowed various third parties to pay for usage and advertising, the display brought in $1.9 million in advertising and sponsor revenue in its first year. The G-Glass installation’s media rights were then sold for $7.3 million, resulting in total value creation of $3.4 million and an internal rate of return of over 45% for an 18-month investment period. Our success is a testament not only to the strength of our foundation and our G-Glass product, but also to the strength of our team, who I’ll briefly introduce to you on the next slide.

[SLIDE 18]

On slide 18, this is our management. You may notice that our team is not a typical traditional Korean style team. We have a good, diversified mix of Korean talents and international talents. From the very start, we’ve always envisioned G-Glass as a global product, so accordingly, we have built a global-minded team from various backgrounds and nationalities.

As Co-founder of GLAAM, I’ve had extensive experience in science, investment banking, and building venture companies. My co-founder, Houngki Kim, and GLAAM’s acting CEO and CFO, Keong Rae Kim, have played instrumental roles in our company’s evolution so far.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

Jaeyoung Choi and Sanmukh Bawa are outstanding architect engineers and have added significant technical expertise and knowledge to enhance our capabilities and product leadership, as Orhan has done. With our combined leadership and diverse backgrounds, we will continue to build GLAAM into a truly global company.

[SLIDE 19]

On slide 19, we’ve provided a quick quantitative summary of our footprint, track record, and capabilities. Just to highlight a few numbers:

•	We are the undisputed number 1 in this new category of product.

•	We have proven our product repeatedly, with over 200 installations.

•	Our estimated sales in 2023 is $51 million, with an EBITDA margin of 44%.

•	We have $440 million of annual sales manufacturing capacity.

Please, note that our estimated top-line performance for this year represents less than 12% of our manufacturing capacity, demonstrating our strong potential to continue increasing sales without a corresponding increase in capex.

[SLIDE 20/21]

Now to talk a little about manufacturing and operation.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

As you’ll see on slide 21, we have two factories: one based in Pyeongtaek, Korea and another in Tianjin, China. Both of them put together have manufacturing capacity of 1.4 million square feet of G-Glass per year, which is equivalent to $440 million capacity. Currently, these factories provide GLAAM with enough production capacity to significantly scale the business to address our growing project pipelines without further capex. To expand upon our competitive advantages and high entry barriers to entry, I’d like to turn the call back over to Orhan.

Dr. Orhan Ertughrul – GLAAM – Executive Managing Director, G-Smatt Europe

[SLIDE 22]

Thank you, Ho Joon.

We consider our product nearly impossible to compete against in the architectural space. The product is unique, with 24 patents covering both the media glass and its production.

Over 12 years and $185 million in development have gone into both the product and production line. Much of the machinery is proprietary and difficult to replicate.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

With scaled production facilities in two locations capable of producing over 1.4 million square feet of product per year, we have the production capacity to serve contracts in excess of 200,000 square feet.

Certifications are essential in the construction market; they take time to acquire, and they vary per market. GLAAM has spent several years acquiring a critical set of regional and internationally recognized product certifications, covering electrical, fire safety and construction materials.

It took 5-6 years to develop the process and machinery, 3 years to attain the certifications, and 5-6 years to build reference sites, leading to an approximate 10-15 year competitive lead over new market entrants.

Let me handover to Ho Joon to introduce our Customer and Partner network.

Dr. Ho Joon Lee – GLAAM – Founder

[SLIDE 23]

Thank you, Orhan.

Moving to slide 23, we really feel that we are doing something very special and extraordinary, and this is felt in the same way by our suppliers, partners, and customers.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

For example, during the early stages of our company, when our production volumes were tiny, OSRAM and Kommerling offered to custom develop LED chips and resin for our purpose, sharing our dream of turning buildings into media devices.

ANC, one of the top 5 AV integrators in the U.S., who are so knowledgeable with all sorts of display products, recognized the uniqueness of our product and quickly became our distribution partner in the US. LG Electronics, the de facto top global display manufacturer, once competed with us with their own architectural solution, but have now decided to become our distributor.

An increasing number of world class architectural design firms, like Chapman Taylor, Gensler, and ARUP, are starting to work with us to incorporate our product into their designs.

Even major experiential content creators, like Moment Factory, are now working with us to create that special spatial experience.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

Our collection of world-recognized logos in our hall of customers is growing.

[SLIDE 24/25]

On that front, I would like now to review our growth strategy and various strategic levers on which we aim to execute through and beyond 2023. GLAAM’s long-term growth strategy comprises multiple expansion avenues, as we’ve illustrated on slide 25. I will review each lever in greater detail over the next few slides.

[SLIDE 26]

Starting on slide 26, our first area of focus is converting our current pipeline: continuing to close and complete our existing opportunities and projects diligently, as well as expanding our existing relationships through identifying additional use cases for G-Glass. Building from the $21 million in revenue we generated in 2022, we expect our current “high probability” pipeline alone to contribute an additional $86 million over next 3 years, which underpins our significant near-term revenue visibility.

From where we sit today, we currently have 100 projects in the proposal phase and 14 projects in the near contract phase. From here, we have projects worth a combined $280 million in our qualified pipeline, meaning they have a defined prospective customer, location, and G-Glass usage. In total, the opportunities in which we are having ongoing discussions about amount to over $1 billion.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

Now, Orhan, will you take us through our second and third growth drivers on the next few slides?

Dr. Orhan Ertughrul – GLAAM – Executive Managing Director, G-Smatt Europe

[SLIDE 27]

The SLAM (Super Large Architectural Media) market is in its infancy, but we know from our experience in Europe that with a relatively modest marketing spend, we can generate SLAM sales. An initial $650K marketing spend in the UK resulted in a SLAM sale worth $12 million in product and installation revenue.

As we show on slide 27, a conservative estimate is that a marketing spend of $2 million over a three-year period would result in $10 million of revenue per market.

These SLAM implementations will become references for us and will drive regional demand. We believe that once we have implemented three SLAM sites, they could generate a minimum of 6 SLAM implementations per year, which has the potential to generate in excess of $72 million per year.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

[SLIDE 28]

Moving to slide 28, the Architectural Digital Media market is very difficult to break into, as there is a heavy requirement for reference sites. We’ve penetrated this market the hard way by creating small implementations and gradually working towards bigger and bigger installations of our technology.

Twelve years from our initial launch, we now have a significant number of reference sites, from small installations all the way up to 43,000 square feet.

We’re now being seen as a trusted potential partner for even bigger implementations, including both the “M” hotel project in Las Vegas, a 140,000 square foot implementation, and as a display technology for the Neom “Line,” an over 8,000,000 square foot implementation.

[SLIDE 29]

Whilst the SLAM projects are lucrative and represent the most impressive implementations of our technology, we don’t rely wholly upon them for our “bread-and-butter” revenue.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

As shown on slide 29, we have a range of product applications that are smaller, but that have much shorter sales cycles. These smooth out what would otherwise be a rather “lumpy” revenue model.

Applications include event implementations using our G-Tainer technology, handrails, showroom applications, and media walls, to name but a few.

However, there are additional opportunities with our G-Glass. Let me handover to Ho Joon to explain more.

Dr. Ho Joon Lee – GLAAM – Founder

[SLIDE 30]

Turning to slide 30, our fourth growth lever is to exploit digital content delivery opportunities.

Our reference installation at COEX in Korea showed that G-Glass can generate good advertising revenues at a very low maintenance cost.

The case study of Burj Khalifa in Dubai, using non-architectural LED bars, showed the world that you can generate very lucrative advertising revenue by using huge buildings as media. In fact, Burj Khalifa charges $70,000 for just 3 minutes of advertising on the screen. But not all is good. The use of a non-architectural LED bar solution results in low resolution and high maintenance costs for Burj Khalifa.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

We aim to capture the best of both of these examples. By using G-Glass on huge buildings, we expect to achieve lucrative advertising on huge media with high resolution and low maintenance cost. Imagine if you were a building owner and GLAAM approached you and said, “We will install a huge 200,000 square foot media façade on your building for free and even share 20% of the advertising revenues with you.” That would be a very tempting economics for the building owner. Looking at GLAAM’s side economics, it will incur $18 million initial capex, but GLAAM should be able to generate $10 million in revenues and recurring EBITDA of $7.4 million per year, even if we charge a modest $6,000 per day to five accounts.

We want to build out a global platform of these screens. If we manage to build out 100 screens, this platform could generate $1 billion in sales, with $750 million in recurring EBITDA. This kind of advertising platform would be unique.

[SLIDE 31/32]

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

Turning to our financial results and projections on slide 32, we believe that GLAAM has a strong foundation for rapid near-term growth. As Gary mentioned at the beginning of the call, the company is making a healthy recovery from the COVID headwinds that broadly stalled construction projects in 2020 and 2021. On the top line, GLAAM is projected to reach estimated revenues of $51 million and $71 million in 2023 and 2024, respectively.

We expect our gross margin to expand in conjunction with our revenue growth. We expect to generate a gross margin of 58% and 60% in 2023 and ’24, respectively, as the effects of operational leverage and economies of scale kick in with increasing volume. As such, we expect to improve our EBITDA profitability. After regaining core EBITDA profitability last year, we expect to reach $22 million and $34 million in EBITDA in 2023 and ’24, respectively, representing a 44% and 48% EBITDA margin.

[SLIDE 33]

To provide additional detail on our expected margin improvements, slide 33 illustrates the operational leverage we expect to experience over the next two years. As our production volumes grow within this period, we expect our average production cost per square foot to decrease significantly, from an estimated $283 in 2022 to an estimated $135 by 2024. With our material costs remaining low and relatively stable, we expect higher production volumes to result in an 80% improvement in our fixed costs and a 55% improvement in our labor costs as we increase our utilization.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

[SLIDE 34]

To complement our strong operating leverage, our existing business has proven profitable unit economics. As we examine our estimated 2023 project cost per square foot on slide 34, we sell G-Glass for $511 and generate a gross profit of $266 after our materials, installation, labor, and other fixed costs. After our $31 sales commission, this results in a profit of $235. As we further improve our fixed costs and operating leverage, we expect to continue to strengthen our profitable foundation.

I am proud of the strong infrastructure we have built at GLAAM. I have been blessed to lead a team at GLAAM who has sweated and toiled for over a decade to create this pivotal moment in history where two major industries, Real estate and IT Media, are making a remarkable combination through G-Glass.

Today is another special day, when we are announcing another special combination. A combination between Jaguar Global and GLAAM. When great technology meets great financial and industry partners, I expect great things will happen, and I believe we will be able to unlock additional growth opportunities in our expected business combination with Jaguar Global.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

For some closing remarks on our positioning and the proposed transaction details, I will now turn the call over to Tony Page, Jaguar Global Growth Corporation’s CFO. Tony?

Anthony Page - Jaguar Global Growth Corporation I – CFO

[SLIDE 35]

Thanks, Ho Joon. I will now wrap up with an overview of the business combination.

[SLIDE 36]

Turning now to slide 36. While G-Glass is technically an architectural building product, the real story, and the reason we are all here, is that G-Glass is an IT-driven smart product, with the demonstrated capability to deliver digital content in a new, exciting, and highly impactful manner, as previously discussed by Ho Joon, Gary, and Orhan.

[SLIDE 37]

For that reason, we view the most relevant comps to be Digital Media and Advertising followed by IT and Smart Products, where we believe GLAAM stacks up well on operational benchmarking, as we show on slide 37. The company’s projected compound rate of revenue growth between 2021 and 2024 is reflective of two things: an artificially low base year, temporarily depressed by the COVID impacts discussed by Ho Joon earlier,

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

followed by the roll-out of a well-established Korean product to the global marketplace post-closing. GLAAM’s projected gross margin of 58%, although slightly higher than the comp set, is supported by historical data and explained by the fact that there are no close substitutes for the patent-protected G-Glass, which provides the company with significant pricing power.

[SLIDE 38]

Moving to slide 38, we show valuation benchmarking against the same comp sets (Digital Media and Advertising and IT and Smart Products) based on the $309 million pro forma enterprise value for the transaction, which we believe is very attractive on both an absolute and a relative basis. As shown here at the top, GLAAM’s 2023 EBITDA multiple of 13.8x is on the higher end of the comp set, taking into account the superior near and medium-term growth prospects as the company undertakes a robust international expansion. Looking at 2024, GLAAM is actually valued at a discount to the comp set, notwithstanding the fact that it will still be in the 1st inning of global market penetration.

So overall, we see the initial valuation for GLAAM as being priced favorably to the comp set, with significant upside potential to the higher growth, higher margin marketplace comps, which as you can see, trade at much higher multiples.

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

[SLIDE 39]

Finally, we’ll end with the illustrative transaction summary. On the Sources side, the transaction will be funded with a combination of rollover equity from existing GLAAM shareholders, and $244 million estimated cash in trust (assuming no shareholder redemptions). On the Uses side, an estimated $200 million of net cash will go directly to GLAAM’s balance sheet. We are estimating $30 million for transaction fees and expenses, and the repayment of $14 million of existing debt.

[SLIDE 40]

So, to wrap things up, we are thrilled to enter into this business combination with GLAAM. When we look towards the future, we think that GLAAM has carefully built the right foundation in Korea over the last 15 years. However, Korea only represents 2% of the global economy, and we believe that now is the right time to transform GLAAM into a multi-billion dollar company over the next five years as we partner with it to aggressively tackle the remaining 98% of the global marketplace.

We love the fact that we are building upon a well-established and recognized company with a history of strong gross margins and demonstrated profitability in its home market, Korea. With Jaguar’s support and connectivity, we look forward to exposing this proven

Jaguar Global Growth Corporation I & GLAAM Business Combination Call Transcript – March 2, 2023 at 9:00 A.M. ET

product to the institutional marketplace in North America, Europe, the Middle East and Asia. We further believe that this public vehicle will accelerate our efforts to capture digital out-of-home media market share through a carefully balanced offering of large format digital urban wallscapes and multi-unit digital place-based networks.

And lastly, we believe that Ho Joon, Orhan and the rest of the team have the management expertise and vision to take GLAAM to the next level as a public company, with strong guidance and support from Jaguar, creating long-term value for shareholders.

This concludes our presentation. Thanks for your time and attention.

END

Exhibit 99.3

Investor Presentation March 2023

DISCLAIMER This presentation (this “Presentation”) is provided for informational purposes only and has been prepared by GLAAM Co., Ltd. (the “Company” or “GLAAM”), and Jaguar Global Growth Corporation I (“Jaguar” or “SPAC”) to assist interested parties in making their own evaluation with respect to a potential business combination between the Company and Jaguar and related transactions (the “Potential Business Combination”) and for no other purpose. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction with respect to any securities or in connection with the Potential Business Combination. The securities to which this Presentation relate have not been registered under the US Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. Any offer to sell securities, if made, would be made only pursuant to a definitive subscription agreement and in reliance upon an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act not involving any public offering. Jaguar and the Company reserve the right to amend or terminate discussions with any or all potential investors, to accept or reject any proposals and to negotiate with, or cease negotiations with, any party regarding any transaction involving Jaguar and the Company for any reason. There shall not be any offer, sale or exchange of any securities of the Company or Jaguar in any jurisdiction where, or to any person to whom, such offer, sale or exchange may be unlawful under the laws of such jurisdiction prior to registration or qualification under the securities laws of any such jurisdiction. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is: (a) aware that the U.S. securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. Neither the Company nor Jaguar has verified, or will verify, any part of this Presentation. This Presentation is subject to updating, completion, revision, verification and further amendment. None of Jaguar, the Company or their respective affiliates has authorized anyone to provide interested parties with additional or different information. No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is an offense to claim otherwise. To the fullest extent permitted by law, in no circumstances will Jaguar, the Company or any of their respective subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Jaguar, the Company or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Jaguar, the Company or the Potential Business Combination. Recipients of this Presentation should each make their own independent investigation and evaluation of Jaguar, the Company and the Potential Business Combination and their own assessment of the relevance and adequacy of the information provided, or made available, by the Company, Jaguar or any of their subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents and should make such other investigations as they deem necessary. Industry and Market Data In this Presentation, the Company may rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. The Company has not independently verified the accuracy or completeness of any such third-party information. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any such third-party information. Recipients are cautioned not to place undue weight on such information. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the Company’s and Jaguar’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of factor probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. PRIVATE AND CONFIDENTIAL // 2

DISCLAIMER (CONT.) Many actual events and circumstances are beyond the control of Jaguar and the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. These forward-looking statements are subject to a number of risks and uncertainties, including the risks presented elsewhere herein. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. You should also carefully consider the risk factors presented elsewhere herein along with the risks and uncertainties described in the “Risk Factors” section of Jaguar’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Jaguar from time to time with the U.S. Securities and Exchange Commission (the “SEC”). There may be additional risks that neither Jaguar nor the Company presently know or that Jaguar and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements. Any forward-looking statement speaks only as of the date on which it was made, based on information available as of the date of this Presentation, and such information may be inaccurate or incomplete. Jaguar and the Company undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Information regarding performance by, or businesses associated with, the Company’s management team or businesses associated with them is presented for informational purposes only. Past performance by the Company’s management team and its affiliates is not a guarantee of future performance. Therefore, you should not rely on the historical record of the performance of the Company’s management team or businesses associated with them as indicative of the Company’s future performance of an investment or the returns the Company will, or is likely to, generate going forward. Use of Projections This Presentation contains projected financial information with respect to the Company. The Company’s independent auditors have not studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, no independent auditor has expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. Projections are inherently uncertain due to a number of factors outside of Jaguar’s and the Company’s control. While all financial projections, estimates and targets are necessarily speculative, Jaguar and the Company believe that the preparation of projected financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the projected results are indicative of future performance or that actual results will not differ materially from those presented in the projected financial information. Inclusion of the projected financial information in this Presentation should not be regarded as a representation by any person that the results contained in the projected financial information will be achieved. Presentation of Financial Data The financial information and data contained in this Presentation has not been audited in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards and may not conform to Regulation S-X promulgated by the SEC. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in any proxy statement, prospectus or other report or document to be filed or furnished with the SEC by Jaguar, the Company and/or a newly created entity (“New PubCo”) through which the Potential Business Combination will be consummated. Certain historical financial data and financial forecast information of the Company included in this Presentation has been based on the Company’s audited financial statements for the years ended December 31, 2020 and 2019, in accordance with Korean International Financial Reporting Standards (“IFRS”) as adopted by the Korean Accounting Standards Board, and such data and information is subject to update following the completion of the audits of the Company’s financial statements in accordance with PCAOB standards. Accordingly, such historical financial results and financial forecast information are preliminary and subject to change, which change may be material, based on the completion of the Company’s financial closing procedures and any adjustments that may result from the preparation and completion of the audits of the Company’s financial statements in accordance with PCAOB standards. In addition, certain historical financial data of the Company for periods prior to 2021 has been based on the Company’s audited financial statements for the relevant periods, as applicable, but such financial data has not been, and will not be, audited in accordance with PCAOB standards and may deviate from financial information audited in accordance with PCAOB standards. In addition, certain other financial data of the Company included in this Presentation is based on the Company’s internal management accounts that have not been reviewed or audited and are subject to further review and updates. Statement Regarding Non GAAP Financial Measures Certain financial measures in this Presentation are not calculated pursuant to U.S. Generally Accepted Accounting Principles (“GAAP”) or IFRS. These non-GAAP financial measures are in addition to, and not as a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS. There are a number of limitations related to the use of these non-GAAP financial measures as compared to their nearest GAAP or IFRS equivalents. For example, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of the non-GAAP financial measures herein as tools for comparison. You should review each of Jaguar’s and the Company’s audited financial statements in accordance with GAAP or IFRS and should not rely on any single financial measure as part of your evaluation.

DISCLAIMER (CONT.) This Presentation also includes certain projections of non-GAAP measures. Due to the high variability, uncertainty and inherent difficulty of making accurate forecasts and projections, including predicting the occurrence and financial impact of certain adjustments, and the periods in which such adjustments may be recognized, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, the Company is not providing a reconciliation of its projected or forward-looking non-GAAP measures to the most directly comparable measure prepared in accordance with GAAP. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results. Trademarks Jaguar and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation may also contain trademarks, service marks, trade names and copyrights of third-parties, which are the property of their respective owners. The use or display of third-parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Jaguar or the Company, or an endorsement or sponsorship by or of Jaguar or the Company. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, * or © symbols, but such references are not intended to indicate in any way that Jaguar or the Company will not assert to the fullest extent under applicable law their respective rights or the rights of the applicable licensor(s) to these trademarks, service marks, trade names and copyrights. Additional Information In connection with the Potential Business Combination described herein, Jaguar, the Company and/or New PubCo intend to file relevant materials with the SEC, including a registration statement on Form F-4 with the SEC, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Jaguar shareholders. Jaguar, the Company and/or New PubCo will also file other documents regarding the Potential Business Combination with the SEC. This Presentation does not contain all the information that should be considered concerning the Potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors, security holders of the Company, Jaguar, and other interested persons are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Potential Business Combination as they become available because they will contain important information about the Potential Business Combination. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Jaguar, the Company and/or New PubCo through the website maintained by the SEC at www.sec.gov. The documents filed by Jaguar, the Company and/or New PubCo with the SEC also may be obtained free of charge upon written request to Jaguar at Jaguar Global Growth Corporation I, 601 Brickell Key Drive, Suite 700, Miami, FL 33131. Participants in the Solicitation Jaguar, the Company, New PubCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Jaguar’s shareholders in connection with the Potential Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Potential Business Combination and their ownership of Jaguar’s securities are, or will be, contained in Jaguar’s filings with the SEC, and such information and names of the Company’s directors and executive officers will also be in the registration statement on Form F-4 to be filed with the SEC by Jaguar, the Company and/or New PubCo, which will include the proxy statement of Jaguar. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EXECUTIVE SUMMARY

TODAY'S PRESENTERS

GLAAM



Dr. Ho Joon Lee
Founder

- Founder/former CEO, GLAAM
- Founder/Former CEO, BioX Clan
- Founder/CEO, M3 Capital Partners Asia
- Senior Analyst, Equity Research, JPMorgan
- PhD. Cambridge University, UK



Dr. Orhan Ertughrul
Executive Managing Director, G-Smatt Europe

- Managing Director G-SMATT Europe (GLAAM)
- Director of Product Development (Cello/UPC – Liberty Global)
- Founder Inflectix Biosciences
- Product Manager EMEA - New Products, Comstor
- PhD. Cambridge University, UK

JAGUAR GLOBAL GROWTH



Gary Garrabrant
Chairman and CEO

- CEO, Jaguar Growth Partners
- Former CEO, Equity International
- Former Chairman/Vice Chairman/Director Capital Trust (NYSE: CT), Gafisa (NYSE: GFA), Homex (NYSE: HXM), and Xinyuan (NYSE: XIN)



Anthony Page, CFA
CFO

- Chief Risk Officer, Jaguar Growth Partners
- Former Principal, Apollo Real Estate Advisors
- Former Senior Vice President & Director, Capstead Mortgage Corp. (NYSE: CMO)
- Former Chief Financial Officer, Winthrop Financial Associates

GLAAM
PRIVATE AND CONFIDENTIAL // 5

EXECUTIVE SUMMARY GLAAM – A TRUE IT MEDIA PRODUCT Our Mission… To Turn Buildings into Media Devices Introduction Video PRIVATE AND CONFIDENTIAL // 6

EXECUTIVE SUMMARY WHAT MAKES GLAAM SPECIAL G-Glass: World’s First Architectural Display Product 99%+ Transparency Immense Customization Capability G-Glass Media Functionality Building Material Grade Durability PRIVATE AND CONFIDENTIAL // 7

EXECUTIVE SUMMARY INVESTMENT HIGHLIGHTS 1 Established company with a proven innovative product and strong market acceptance Proprietary manufacturing and patent-protected technology is the result of 10+ years of 2 development and over $185M of investment 3 These factors, combined with hundreds of completed installations on multiple continents, create enormous barriers to entry The company is uniquely positioned to capitalize on a large and growing total addressable 4 Digital-Out-Of-Home (“DOOH”) media market Poised for rapid and sustainable growth via a global pipeline of large and small installations in high- 5 profile locations with prominent clients and partners PRIVATE AND CONFIDENTIAL // 8

EXECUTIVE SUMMARY

JAGUAR INVESTMENT THESIS

Established & Profitable Company


Revenue ($M)
EBITDA Margin %
$45
20%
$15
(50%)
$9
(81%)
$21
3%
$51
44%
$71
48%
2019A
2020A
2021A
2022A
2023E
2024E

Strong Pipeline

Unique capability of delivering projects of various sizes, including Super Large Architectural Media (SLAM) projects[2]


2023
2024
BUSAN, KOREA
BOSTON, USA
INCHEON, KOREA
PYEONGTEAK, KOREA
MAGOK, KOREA
MONTREAL, CANADA

Global Presence & Potential

Based upon our Korean sales experience, we estimate a $1.9 billion revenue potential from our targeted global target markets[1]


Headquarters
Manufacturing Facilities
Installations
Offices

Continued Growth in DOOH Advertising Market

Significant additional revenue upside is associated with addressing the rapidly growing Digital Out-of-Home (DOOH) advertising market


($ in Millions)
Growth: 12.2%
14,060
15,616
18,033
19,793
22,648
25,008
2020
2021
2022
2023
2024
2025

1. 2021 GDP for Korea and the global target markets were $1.8 billion and $87.8 billion, respectively. Assuming a linear relationship between G-Glass sales and GDP and extrapolating projected 2023 Korean G-Glass revenues of $39 million to the global target market, we estimate base case total global revenue potential of $1.9 billion per annum; 2. SLAM: Super Large Architectural Media (20,000-100,000 ft^2). Source: PQ Media Global Digital Out-of-Home Media Forecast 2021-2025, World Bank, World Development Indicators, updated 12/22/22. Please see slide 32 for more details on Company financials

GLAAM PRIVATE AND CONFIDENTIAL // 9

EXECUTIVE SUMMARY JAGUAR STRATEGIC PARTNERSHIP EXPECTED TO PROPEL GLAAM GROWTH Proven Technology Edge ?Access to Decision Powerful Makers Combination ?Global Reach Unique, ?Global Ownership Game-Changing Product Mass Production Capability Architecture Note: Companies represent examples of those in the respective industries PRIVATE AND CONFIDENTIAL // 10

EXECUTIVE SUMMARY BUSINESS COMBINATION SUMMARY BUSINESS COMBINATION STRUCTURE ? Jaguar Global Growth Corporation I intends to complete a business combination (the “Business Combination”) with GLAAM, a revolutionary media glass manufacturer based in Korea ? The Business Combination is targeted to close in Q3 2023, subject to the satisfaction of customary closing conditions VALUATION ? The Business Combination implies a pro forma combined enterprise value of approximately $309 million1 ? Existing GLAAM shareholders would roll over 100% of their equity as part of the Business Combination CAPITAL STRUCTURE ? The Business Combination would be funded by a combination of JGGC cash held in a trust account and ordinary shares to be received by existing GLAAM shareholders ? The Business Combination is expected to result in zero debt and approximately $200 million net cash on the balance sheet to fuel growth1 1. See slide 39 PRIVATE AND CONFIDENTIAL // 11

COMPANY OVERVIEW

COMPANY OVERVIEW

MASSIVE TOTAL ADDRESSABLE MARKET

G-GLASS: ~$24B

More than 128B ft^2 of architectural glass is produced every year[1]. Assuming 0.1% penetration of G-Glass, the TAM is ~$24B

DOOH Content Delivery: ~$20B[2]

The global digital out-of-home content delivery has a current estimated value of ~$20B and growing at 12%+ per annum


G-Glass
~$24B
DOOH Content
Delivery
~$20B

Architectural Revenue Streams



- Game Services
- Art Services
- Entertainment Services
- Broadcasting Services
- Messaging Services
- Apps
- Content Services

Source: 1. Freedonia Group Global Flat Glass Report 2023; 2. PQ Media Global Digital Out-of-Home Media Forecast 2021-2025
Note: TAM size not perfectly drawn to scale

GLAAM
PRIVATE AND CONFIDENTIAL // 13

COMPANY OVERVIEW

GLOBAL INSTALLED CUSTOMER BASE

MAJOR INSTALLATIONS

View (Cedars Sinai) Hospital, Qatar	43,000 ft^2
2018 Pyeongchang Winter Olympics	15,000 ft^2
Pier 17, New York	1,250 ft^2
COEX Expo Center, Seoul	12,000 ft^2
Nissan Crossing, Tokyo	1,600 ft^2
Yes APM, Seoul	5,400 ft^2
MetLife Dome, Tokyo	1,700 ft^2
Dubai International Airport	1,600 ft^2


View (Cedars Sinai) Hospital, Qatar


COEX Expo Center, Seoul


Nissan Crossing, Tokyo

400+
Customers Globally

460+
Installations / Rental & Lease Globally

~200
Locations Permanent Installations Across 10 Countries

$280M+
Global Project Pipeline

Source: Company data

GLAAM
PRIVATE AND CONFIDENTIAL // 14

COMPANY OVERVIEW GLAAM INSTALLED BASE Europe China 4 5 USA 17 Japan 34 2 134 Korea Middle East Permanent Installations PRIVATE AND CONFIDENTIAL // 15

COMPANY OVERVIEW PROVEN VALUE CREATION – ARCHITECTURAL AND RETAIL “As a creator of iconic and beautiful digital media installations, we are thrilled to be GLAAM’s U.S. partner to help bring this first-of-its-kind product to our market. For our clients looking to transform their buildings and spaces into iconic landmarks with inspiring visuals and interactive content, this new offering can help turn a standard façade into an infinite digital story.” – GEORGE LINARDOS, CEO of ANC Inc. ““Property yields are low. Real estate investors are frustrated. Presently horizontal space is way over utilized but vertical space is terribly underutilized if used at all! G-Glass is a real GAME CHANGER.” – RICHARD HWANG, CEO of Cushman & Wakefield Korea “We are very much looking forward to this project completing and to see the finished solution on display. As shared with Porsche AG and the other Global Markets who attended the Digital Workshop Conference in 2019 (pre-pandemic), we believe this solution will help increase our showroom atmosphere and in turn support with our retail environment aspirations to make our Porsche Centers more inviting for customers.” – MUDASSAR BAIG, Future Retail Project Manager, Porsche PRIVATE AND CONFIDENTIAL // 16

COMPANY OVERVIEW

GLAAM DELIVERS VALUE TO ALL STAKEHOLDERS

VALUE CREATION FOR OWNERS

Initial Installation Costs ($M)


3.5
2.6
LED bar + Glass
G-Glass

~35% Premium to LED Bar + Glass

30-Year Operating Costs ($M)


28
5.2
LED bar + Glass
G-Glass

~80% OPEX Cost Savings

80% LOWER OVERALL 30-YEAR COST V.S. LED BAR + GLASS

VALUE CREATION FOR DEVELOPERS

Net Investment (G-Glass Installation – IGU, 12,000 ft^2)	**($5,800,000)**
Annual Advertising/Sponsor Revenue	+$1,900,000
Media Right Sold for	+$7,300,000
Value Creation	**$3,400,000**

45%+ IRR FOR AN 18-MONTH INVESTMENT PERIOD

Note: Value creation for owners calculation based on a standard typical 11,000 ft^2 project; Value creation for developers calculation based on 12,000 ft^2 COEX Seoul project
Source: Company data

PRIVATE AND CONFIDENTIAL // 17

COMPANY OVERVIEW

GLOBAL ORGANIZATION

Office Location



KOREA

HO JOON LEE / Co-Founder

- Founder/former CEO, GLAAM
- Founder/Former CEO, BioX Clan
- Founder/CEO, M3 Capital Partners Asia
- Senior Analyst, Equity Research, JPMorgan
- PhD. Cambridge University, UK



USA

JAEYOUNG CHOI / CEO, GLAAM America

- 2021 G-SMATT America, CEO
- 2016 G-SMATT America ,CTO / Managing Director
- 2014 Fulcrum Company, Senior Project Manager / Architect



KOREA

HOUNGKI (CHARLIE) KIM / Co-Founder

- Board Director, Taewondo Promotion Foundation.
- Director, Yilhyung Chyung& Taiyoung Lee Memorial Foundation
- Vice-Chairman, Korea Small Business Association
- Vice-Chairman, Korea Youth Protection Association



UK

ORHAN ERTUGHRUL / Managing Director, G-Smatt Europe

- Managing Director G-SMATT Europe (GLAAM)
- Director of Product Development (Cello/UPC – Liberty Global)
- Founder Inflectix Biosciences
- Product Manager EMEA - New Products, Comstor
- PhD. Cambridge University, UK



KOREA

KEONG RAE KIM / CEO (Act.) & CFO

- 2019 G-SMATT Inc. CEO
- 2014 Vice President of G-SMATT Inc.
- 2014 Vice President of G-SMATT Global
- 2000 Established Wooduk Accounting Firm



UK

SANMUKH BAWA / Senior Arch. Eng.

- 2019 Technical Committee member at BSI (British Standard Institute)
- UK elected glass expert for ISO/TC160/SC1/WG11 Active and dynamic glazing
- Technical member , GGF,UK
- Committee member, SGT, UK
- 2011-2017 Senior Engineer, Eckerley O'Callaghan. Worked on Apple Inc. store glass

PRIVATE AND CONFIDENTIAL // 18

COMPANY OVERVIEW GLAAM BY THE NUMBERS ABOUT US PROJECTS & TECHNOLOGY KEY FINANCIAL METRICS #1 ~200 $51M World’s First and Only Provider of Projects Completed Globally 2023E Revenue Architectural Media Glass 2005 $280M 58% Founded Qualified Pipeline1 2023E Gross Profit Margin 103 $440M+ 44% Employees Annual Sales Manufacturing Capacity 2023E EBITDA Margin KOREA 2 149% Headquarters Production Facilities in Korea and China 2023E Revenue Growth Rate 6 24 $185M+ Global Offices (KR, US, CHN, UK, JP, HK) Global Patents Invested in R&D, Capex and Marketing 1. Projects with defined customer, location and G-Glass usage Source: Company data PRIVATE AND CONFIDENTIAL // 19

MANUFACTURING & OPERATIONS

MANUFACTURING & OPERATIONS GLAAM MANUFACTURING OVERVIEW PYEONGTAEK, KOREA • Capacity 700,000 ft2 G-Glass per year • Operational since 2012 • Land area: Approx. ~1 Acre • Annual capacity: $220M TIANJIN, CHINA • Capacity 700,000 ft2 G-Glass per year • Operational since 2019 • Land area: Approx. ~3 Acres • Annual capacity: $220M Source: Company data PRIVATE AND CONFIDENTIAL // 21

MANUFACTURING & OPERATIONS

HIGH BARRIERS TO ENTRY

TECHNOLOGY LEADERSHIP

Proprietary Mass Production Machines and Equipment

Fully proprietary self-developed production line – Not available from 3rd parties (world's largest proprietary super-precision etching, SMT machine)

Complete In-house Solution

One-stop shop including G-Glass, frame, driver, controller, software, media contents, installation and repair, and accessory parts

Proprietary Raw Materials

30+ proprietary raw materials developed including unique resin and LEDs from global suppliers

24 Individual Patents

Out of 24 patents, 5 patents are fundamental patents essential for G-Glass production

PRODUCTION AT SCALE

Mass Production Facility

Manufacturing capacity of 1.4M ft^2 per year between 2 currently operational facilities

$185M+

Invested in R&D, production and distribution

Extreme level of customization

Being able to accept extreme ranges of customization while maintaining high quality and mass production is very difficult but mastered

MARKET LEADER

Proven Differentiated Product

First and only provider of 4th generation architectural media glass

Globally Certified

Full set of essential certifications on electric safety and construction materials obtained (CCC, UL, CE, KC, etc.)

460+ References

Projects completed globally

Global Distribution Network

Established global distribution and maintenance networks

GLAAM is 10-15 years ahead of competition

Note: Entry barriers based on 5-6 years to develop manufacturing machines & equipment, 3 years to obtain certification, 5-6 years to build reference, amounting to 10-15 years of time entry barrier
Source: Company data

GLAAM

PRIVATE AND CONFIDENTIAL // 22

MANUFACTURING & OPERATIONS GLAAM’S GROWING NETWORK OF PARTNERS AND CUSTOMERS Distribution Architect Design / Supply Partners Content Creatives Customers Partners Engineering

GROWTH STRATEGY

GROWTH STRATEGY

LEVERS FOR GROWTH


($ in Millions)
$21
~$86
~$107
~$30
~$72
~$340
~$549
1
2
3
4
2022A Revenue
Converting Current Pipeline
Mid-Term Revenue Potential
Investing in International Expansion
Generating & Converting Global Pipeline
Maximizing Digital Content Delivery Opportunities
Longer-Term Upside Potential

1 CONVERTING CURRENT PIPELINE

- Close & execute current pipeline
- Expand existing relationships by identifying additional use cases

2 INVESTING IN INTERNATIONAL EXPANSION

- Fully staff regional sales & marketing offices
- Generate actionable, diversified global pipeline

3 GENERATING & CONVERTING GLOBAL PIPELINE

- Capitalize on DOOH marketplace growth and momentum
- Focus on digital place-based and large format digital infra sales

4 MAXIMIZING DIGITAL CONTENT DELIVERY OPPORTUNITIES

- Identify and capitalize on opportunities to participate in upside associated with recurring content and advertising revenue

PRIVATE AND CONFIDENTIAL // 25

GROWTH STRATEGY 1 CONVERTING CURRENT PIPELINE PIPELINE UNDERPINS SIGNIFICANT NEAR-TERM REVENUE VISIBILITY PROJECTS UNTIL 2025 $1B+ Identified Opportunities With Ongoing Discussions1 110 Projects in Proposal Phase $280M 14 Qualified Pipeline2 Projects in Reservation and Contract Phase $2.5M $86M Average Project Size High Probability Pipeline3 1.2x+ Coverage for 2023 and 2024 revenue target from pipeline $51M $71M 2023E Revenue 2024E Revenue 1. Total project leads under discussion; 2. Projects with defined customer, location and G-Glass usage; 3. Projects with defined customer, location, usage and budget or began drawing Source: Company data PRIVATE AND CONFIDENTIAL // 26

GROWTH STRATEGY 2 INVESTING IN INTERNATIONAL EXPANSION ? Building off of GLAAM’s existing Korean foundation and expand globally ? Targeting the largest DOOH markets in Asia, North America, Europe and the Middle East via a robust regional sales & marketing effort Current Installed Projects Drive Regional Demand Return on Marketing Investment Establishing Generates Scale Every Generates Scale 3 SLAM references 6 SLAMs per year $72M of revenue Market costs $2M $10M of revenue $30M of revenue In US and EMEA 1 SLAM project = $12M per year from 6 to penetrate per market per year from 3 3 (30,000 ft2)x $3M = $9M SLAM projects Target 3 markets = $6M markets $15M of Marking Spend Unlocks $102M of Revenue Note: SLAM: Super Large Architectural Media (20,000-100,000 ft2) Source: Company estimates PRIVATE AND CONFIDENTIAL // 27

GROWTH STRATEGY 3 GENERATING & CONVERTING GLOBAL PIPELINE Focusing on Larger Ticket Projects Large Format Digital Urban Wallscapes Multi-Unit Digital Place-Based Networks 2022–2024 2024–beyond VIEW HOSPITAL 2022 INSPIRE CASINO RESORT 2023 “M” HOTEL 2024 CONFIDENTIAL FINISHED NEAR CONTRACT IN PROPOSAL DOHA, QATAR (43,000 FT2) INCHEON, KOREA (16,000 FT2) LAS VEGAS, USA (140,000 FT2) MAGOK MICE 2023 OAM FACILITY NEOM CITY 2030 NEAR CONTRACT IN PROPOSAL IN PROPOSAL SEOUL , KOREA (16,000 FT2) TORONTO, CANDA (37,000 FT2) NEOM, SAUDI ARABIA (8,000,000 FT2) Note: Multi-Unit Digital Place-Based Networks (200 ft2 – 500 ft2); Large Format Digital Urban Wallscapes (1,800 ft2 – 14,400 ft2) PRIVATE AND CONFIDENTIAL // 28

GROWTH STRATEGY

3 GENERATING & CONVERTING GLOBAL PIPELINE (CONT.)

Continuing the Quick Turn Around Projects

- [ ] Large Format Digital Urban Wallscapes
- [x] Multi-Unit Digital Place-Based Networks

GANGNAM, KOREA


2019 GANGNAM FESTIVAL

$200K-$1M

BRIDGE APPLICATION

PORSCHE, UK



$30K-$50K

SHOWROOM APPLICATION

INCHEON AIRPORT



$200K-$400K

MEDIA WALL APPLICATION

DAEGU, KOREA



$100K-$2M

G-TAINER APPLICATION

BYUNSAN, KOREA



$50K-$1M

HANDRAIL APPLICATION

SEJONG, KOREA



$30K-$80K

BUS SHELTER APPICATION

Note: Multi-Unit Digital Place-Based Networks (200 ft^2 – 500 ft^2); Large Format Digital Urban Wallscapes (1,800 ft^2 – 14,400 ft^2)

GLAAM PRIVATE AND CONFIDENTIAL // 29

GROWTH STRATEGY

4 MAXIMIZING DIGITAL CONTENT DELIVERY OPPORTUNITIES

G-Glass Advertising Potential Proven by COEX



12,000 ft² of G-Glass Installed

$1.9M Annual Adverting Revenue[1]

Low Operating Cost

Large Architectural Media Proven by Burj Khalifa



350,000 ft²

$25M Annual Revenue[2] ($68,000 per 3 min[2])

High Operating Cost

Expand Glass as a Service (GaaS) Globally

Future Large-Scale Project



200,000 ft² of G-Glass Delivered

$18M CAPEX[3]

Yields

$10M Annual Revenue[4]

$7.4M Annual EBITDA[5]

- For each new installation, GLAAM will split the upfront CapEx / installation costs with the customer, and agree to maintain the G-Glass
- In return, GLAAM will license the use of the glass to 3rd parties and **retain 80% of the media and advertising revenue the installation brings in**
- **Win-win solution:** Costumer reduces upfront cost and still retains upside; GLAAM increases margins via GaaS; monetizes the G-Glass for 30+ years

Source: 1. Korea Networks. Data based on actual advertising revenues generated in 2018 by operator; 2. ArabianBusiness.com, October 5, 2022. Annual revenue based on 3 min per day for 365 days; 3. Procured at cost (material and installation cost); 4. Based on management estimates: average revenue based on 5 accounts of $6,000 per day for 365 days; 5. EBITDA after 20% revenue sharing with building owner and estimated maintenance costs

PRIVATE AND CONFIDENTIAL // 30

FINANCIAL OVERVIEW

FINANCIAL OVERVIEW FINANCIAL RESULTS AND PROJECTIONS Revenue Gross Profit ($M) Gross Profit ($M) $71 Gross Profit Margin % 58% 60% 43% $43 $51 26% $30 $45 $19 $5 $21 $(4) $(1) $15 (10%) $9 (24%) 2019A 2020A 2021A 2022A 2023E 2024E 2019A 2020A 2021A 2022A 2023E 2024E EBITDA EBITDA Margin ($M) $34 48% 44% $22 20% 3% $9 $1 $(7) (50%) $(8) (81%) 2019A 2020A 2021A 2022A 2023E 2024E 2019A 2020A 2021A 2022A 2023E 2024E Note: Company financials are presented as audited K-IFRS 2019 and 2020; PCAOB audited IFRS 2021; Unaudited IFRS 2022; and Company projections, K-IFRS basis, 2023 and 2024. Certain key financials are presented on an adjusted basis for various one-time, irregular, and non-recurring items, including EBITDA for 2019 to 2023, and gross profit for 2021 and 2022. All financial information based on a KRW:USD exchange rate of 1,245:1 PRIVATE AND CONFIDENTIAL // 32

FINANCIAL OVERVIEW OPERATING LEVERAGE SIGNIFICANT IN-PLACE PRODUCTION CAPACITY = HIGH OPERATING LEVERAGE KEY COSTS & MARGIN DRIVERS Average Production Cost per Square Foot Declines Rapidly as Production Increases 2022 2024 $283 80% Reduction in $156 Fixed Costs $135 55% Reduction in Labor Costs 52% 2022A 2023E 2024E Reduction in Production Costs Material Costs Labor Costs Other Fixed Costs

FINANCIAL OVERVIEW ATTRACTIVE UNIT ECONOMICS GLAAM’s existing business today has proven profitable unit economics with strong operating leverage • 26% Gross profit margin in 2022, expanding to 58% in 2023 • 3% EBITDA margin in 2022, expanding to 44% in 2023 GLAAM Unit Economics – Project Cost Per Square Foot1 $511 ($73) 52% 46% ($6.0) GROSS MARGIN PROFIT MARGIN ($89) $266 ($10.0) ($44) $235 ($1.8) ($39) ($31) $12.2 ($6.0) $9.2 0) Total PriceSales Install Mation erial Cost Fixed Installation CostOther Variable Lab CostsMaterial r Other Cost Fixed Gross Profit Gross Sales Profit Commission Sales Profit EBITDA Profit Costs Costs Costs Costs Commission 1. Based on GLAAM Korea subsidiary project economics 2023E PRIVATE AND CONFIDENTIAL // 34

BUSINESS COMBINATION OVERVIEW

BUSINESS COMBINATION OVERVIEW POSITIONING Digital Media and IT and Smart Products Advertising ? Multinational presence ? Strong outdoor advertising brands within North ? IoT and device focus American markets ? Proprietary technology and ? Largest digital advertising patent specializations companies integration ? Vertical ? Demonstrated operational expertise ? Potential channel leasing partners for GLAAM

BUSINESS COMBINATION OVERVIEW OPERATIONAL BENCHMARKING Digital Media and Advertising IT and Smart Products 149% Median: 5% Median: 2% 2023E 5% 5% 5% 9% 5% 11% Revenue Growth (0%) (10%) Median: 10% Median: 1% >100% 39% 2023E 5% 8% 11% 13% 2% EBITDA Growth (0%) (14%) 58% Median: 44% 51% 51% Median: 41% 38% 42% 41% 35% 2023E Gross Margin NA NA Note: Metrics for peers based on FactSet consensus estimates; FactSet data as of 2/22/2023

BUSINESS COMBINATION OVERVIEW VALUATION BENCHMARKING – EBITDA Digital Media and Advertising IT and Smart Products Median: 12.2x Median: 12.4x 14.8x 13.8x 13.8x 13.2x 12.3x 12.6x 10.6x 10.3x 8.5x EV / 2023E EBITDA Median: 11.3x Median: 10.6x 14.5x 13.1x 12.7x 11.1x 9.4x 10.1x 10.2x EV / 2024E 9.1x 7.4x EBITDA Note: Metrics for peers based on FactSet consensus estimates; FactSet data as of 2/22/2023. GLAAM multiples based on an enterprise value of $309M

BUSINESS COMBINATION OVERVIEW

ILLUSTRATIVE SPAC IPO TRANSACTION FRAMEWORK[1]

($ in millions)

Sources		
GLAAM Shares (Rollover Equity)	$184	*43%*
Estimated JGGC SPAC Cash in Trust[2]	244	*57%*
Total Sources	**$428**	***100%***

Uses		
Equity Consideration to GLAAM	$184	*43%*
Cash to Balance Sheet (Primary Growth Capital)	200	*47%*
Estimated Transaction Fees & Expenses[3]	30	*7%*
Debt Paydown[4]	14	*3%*
Total Uses	**$428**	***100%***

Pro Forma Valuation	
Share Price ($ per share)[5]	$10.61
Shares Outstanding (million)	48.0
Equity Value	**$509**
Less: Transaction Cash to Balance Sheet	(200)
Enterprise Value	**$309**

Pro Forma Ownership Structure [6,7]


16.0%
36.1%
47.9%
GLAAM Shareholders
JGGC Public Shareholders
JGGC Sponsor

1. *Subject to confirmatory due diligence.*
2. *Assumes no redemption by JGGC's existing public shareholders and continued interest accrual through closing.*
3. *Includes banker fees, JGGC expenses and GLAAM expenses.*
4. *JGGC assumes ~$14 million of current corporate debt paid down at close, per management presentation.*
5. *Assumes Q3 2023 closing with accrued interest.*
6. *Pro Forma Existing Shareholders share count calculated based on Share Consideration of $184 million and a price per share of $10.61*
7. *JGGC SPAC Investors and Sponsor share count is fixed based on the full existing share count of 23.0 million shares and ~7.67 million shares for the SPAC Investors and SPAC Sponsor, respectively. Pro Forma share count excludes SPAC Public and Private Warrants, SPAC Share Rights, and the Seller Earnout.*

GLAAM PRIVATE AND CONFIDENTIAL // 39

BUSINESS COMBINATION OVERVIEW INVESTMENT HIGHLIGHTS 1 Established company with a proven innovative product and strong market acceptance Proprietary manufacturing and patent-protected technology is the result of 10+ years of 2 development and over $185M of investment 3 These factors, combined with hundreds of completed installations on multiple continents, create enormous barriers to entry The company is uniquely positioned to capitalize on a large and growing total addressable 4 Digital-Out-Of-Home (“DOOH”) media market Poised for rapid and sustainable growth via a global pipeline of large and small installations in high- 5 profile locations with prominent clients and partners

APPENDIX

APPENDIX DRAWING ON 25 YEARS OF JAGUAR EXPERIENCE Accomplished and Regarded Professional Investor Track Record of Global Investments • 25-year history at the vanguard of growth markets globally Retail Logistics Property Hospitality • Partner-centric and active investor in private and public companies • Founded in 2013, Jaguar Growth Partners Group focuses on the Healthcare Property Specialty Finance Securitization most compelling growth companies and markets globally • Global network of relationships, reputation and local presence Office Homebuilding Senior Housing $3B+ 29 Deployed Portfolio Companies 12 Diversified Corporate Logistics Self Storage Corporate Property Countries By Sectors Note: The above investments include all current Jaguar investments and past investments previously managed by Mr. Garrabrant while at Equity International PRIVATE AND CONFIDENTIAL // 42

APPENDIX PERSPECTIVE Architectural Glass Market 128B ft2 Total Area Produced Annually2 IT Media Display Market 3.5B ft2 Total Area Produced Annually1 Source: 1. Statista global production capacity for flat panel displays report 2017; 2. Freedonia Group Global Flat Glass Report 2023 PRIVATE AND CONFIDENTIAL // 43

APPENDIX CURRENT ARCHITECTURAL DOOH SOLUTIONS Three Key Requirements: 1. Maintain Real Estate Value (Glass Transparency) 2. Low Maintenance Cost (Architectural Durability) 3. Immense Customization Capability (Architectural Design) LED SCREENS LED MESH LED BARS No Transparency Poor Transparency Poor Transparency Durability Less Than 5 Years Durability Less Than 5 Years Durability Less Than 5 Years No Customization Very Limited Customization Very Limited Customization PRIVATE AND CONFIDENTIAL // 44

APPENDIX EVOLUTION OF MEDIA FACADES 1st GENERATION 2nd GENERATION 3rd GENERATION 4th GENERATION ARCHITECTURAL SCENIC LIGHTING BULB LIGHTING LED BAR / MESH / SCREEN DISPLAY GLASS GLAAM Is The Only 4th Generation Product Provider In The World Since 2014 1 Note: Definition of 4th Generation media façade is media product that has more than 99% transparency and architectural durability. The definition was minted by Moto Design 1. Based on management’s review of publicly available information PRIVATE AND CONFIDENTIAL // 45

APPENDIX

DIFFERENTIATED TECHNOLOGY

Technology		"G-Glass"	LED Film	LED bars	LED Screen	LCD	OLED	Electrochromic Glass
Media	Moving Media Capability	**High**	High	Medium	High	High	High	None
	Resolution Large Size (>30sqm)	**Yes**	Yes	Yes	Yes	Yes	Yes	None
Transparency	Transparency	**99.7%**	99.7%	50~80%	0%	0%	100%	Variable
Durability	Architectural Outdoors	**Yes**	No	Possible	Yes	No	No	Yes
	Architectural Indoors	**Yes**	Yes	Yes	Yes	Yes	Yes	Yes
Size	Custom Size	**Yes**	No	Possible	No	No	No	Yes
	Large Architectural Size Panel	**Yes**	No	Possible	Yes	No	No	Yes
Design	Aesthetic Value	**High**	Medium	Poor	Poor	Poor	High	High
Price	Long Term Cost Of Ownership	**Low**	High	High	High	High	Very High	High

Note: Based on Company internal assessment

GLAAM

PRIVATE AND CONFIDENTIAL // 46

APPENDIX

GLAAM COMPANY HISTORY

2005
Company Founded in Korea

2007
Initial Factory Completed

2014
- China JV Brillshow Formed
- G-Glass Commercial Launched

2016-2017
- Nissan Crossing and International Dubai Airport
- 12,000 ft^2 COEX Expo Center, Seoul
- Established Overseas Offices
- Achieved Accumulated Production Volume of 100,000 ft^2

2018
- Pyeongchang Winter Olympics
- Brillshow Factory Completed
- Achieved Accumulated Production Volume of 200,000 ft^2

2019
- MetLife Dome, Tokyo
- Partnership with Cushman & Wakefield Korea
- Full Certification Achieved
- Completion of 4th Gen Line

2020
- Haneda Airport, Japan
- Porsche Showroom, UK
- Achieved Accumulated Production Volume of 300,000 ft^2

2021
- Pier 17, NYC, by Howard Hughes
- First Major Partnership in US with ANC

2022
- 43,000 ft^2 View Hospital
- Partnership with LG Electronics
- Achieved Accumulated Production Volume of 450,000 ft^2

Source: Company data

GLAAM PRIVATE AND CONFIDENTIAL // 47

APPENDIX GLAAM AWARDS & RECOGNITION 1 2019 Best Design & Technology Innovation Award 1 2018 Best New Technology Use & Product International Patent Design Expo | Seoul, KR Event Technology Awards | Sheffield, UK 1 2018 Inward (Newcomer of the Year) Investment Award 1 2018 International Tech Company Award Thames Valley Chamber of Commerce | London, UK Thames Valley Tech Awards | London, UK Best Exhibition Stand w | Bristol, UK ss Product of Korea , Industry and Energy | Seoul, KR oduct Certification ocurement Agency | Seoul, KR on , Industry and Energy | Seoul, KR PRIVATE AND CONFIDENTIAL // 48

APPENDIX 2022A – 2023E REVENUE BRIDGE ($ in Millions) $17.0 $51.5 ($4.0) $28.1 $10.4 2023 Revenue 2023 Pipeline Recent Projects 2024 Revenue 2023E from 2022 Contracts (Probability Weighted) Under Discussion from 2023 Contracts Revenue PRIVATE AND CONFIDENTIAL // 49

RISK FACTORS Risk Factors Related to the SPAC and the Business Combination • Each of Jaguar and GLAAM will incur significant transaction costs in connection with the proposed Business Combination. • The proposed Business Combination may not be completed in a timely manner, or at all, which may adversely affect the price of Jaguar’s securities. • The proposed Business Combination may not be completed by Jaguar’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Jaguar. • If the proposed Business Combination is not completed by Jaguar’s business combination deadline, as such date may be further extended, Jaguar would cease all operations except for the purpose of winding up and would redeem its ordinary shares and liquidate the trust account, in which case its public shareholders may only receive approximately $10.00 per share, and its warrants will expire worthless. • The failure to satisfy the conditions to the consummation of the proposed Business Combination, including the adoption of the business combination agreement by the respective shareholders of Jaguar and GLAAM and the receipt of certain governmental and regulatory approvals. • The occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement. • The inability to complete any financing transactions in connection with the proposed Business Combination. • The effect of the announcement or pendency of the proposed Business Combination on GLAAM’s business relationships, performance, and business generally. • The risk that the proposed Business Combination disrupts current plans and operations of GLAAM as a result. • The outcome of any legal proceedings that may be instituted against GLAAM, Jaguar or others related to the business combination agreement or the proposed Business Combination. • Failure to realize the anticipated benefits of the proposed Business Combination. • There can be no assurance that the combined company’s securities will be approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”) or that the combined company will be able to comply with the continued listing standards of Nasdaq. • The risk that the price of Jaguar’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which GLAAM operates, variations in performance across competitors, changes in laws and regulations affecting GLAAM’s business and the ability of GLAAM and the combined company to retain its management and key employees. • The inability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, gauge and adapt to industry or market trends and changing consumer preferences, and identify and realize additional opportunities. • The risk of adverse or changing economic conditions, including the impact of pricing and other actions by GLAAM’s competitors. • The impact of governmental trade restrictions, including adverse governmental regulation that may impact GLAAM’s ability to access certain markets or continue to operate in certain markets. • The risk that GLAAM and its current and future clients and business partners have access to sufficient liquidity to fund their operations. • The risk that GLAAM will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all. • The risk that the combined company experiences difficulties in managing its growth and expanding operations. • There is no assurance that a shareholder’s decision whether to redeem its share for a pro rata portion of Jaguar’s trust account will put the shareholder in a better future economic position. • Directors of Jaguar have potential conflicts of interest in recommending that Jaguar’s shareholders vote in favor of the adoption of the proposed Business Combination.

RISK FACTORS (CONT.) • Even if the proposed Business Combination is completed, there can be no assurance that Jaguar’s warrants will be in the money during the exercise period, and they may expire worthless. • The ability of Jaguar’s public shareholders to exercise redemption rights with respect to a large number of its public shares could increase the probability that the proposed Business Combination would be unsuccessful. • Future sales of ordinary shares after the consummation of the proposed Business Combination may cause the market for the combined company’s securities to drop significantly, even if its business is doing well. • The public shareholders of Jaguar will experience immediate dilution as a consequence of the issuance of ordinary shares as consideration in the proposed Business Combination and due to future issuances pursuant to the combined company’s equity plan(s). Risks Related to GLAAM’s Industry and Company • The architectural media glass industry is a nascent industry; it may take a long time for GLAAM’s technology to penetrate its target markets. • GLAAM’s future growth and success is dependent upon the DOOH market and the construction industry’s willingness to adopt architectural media glass and specifically its G-Glass technology. • The architectural media glass industry is subject to cyclical fluctuations that may adversely affect GLAAM’s results of operation. • Failure to maintain the performance, reliability and quality standards required by GLAAM’s customers could have a materially negative impact on its financial condition and results of operation. • GLAAM’s business and results have been and may be adversely affected by fluctuations in the cost or availability of raw materials, components, purchased finished goods, shipping or services. • A global economic downturn could result in reduced demand for GLAAM’s products and adversely affect its profitability. • GLAAM’s short-term profitability will be negatively impacted by its anticipated need to incur significant expenses in connection with the expansion of its staff and marketing efforts. • GLAAM’s sales cycle for large projects is protracted, which makes its annual revenue and other financial metrics hard to predict. • GLAAM’s ability to realize revenues on its projects is subject to risks related to the financial health and condition of the real estate developers, and their suppliers or contractors, with whom it contracts to supply its products. The financial distress or bankruptcy of such developers, and their suppliers and contractors, could result in its inability to realize revenues on contracted projects. • Technological innovation by others could render GLAAM’s technology and the products produced using its process technologies obsolete or uneconomical. • GLAAM’s financial projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, its actual revenues, market share, expenses and profitability may differ materially from expectations. • GLAAM’s success depends upon its ability to develop new products and services and enhance existing products and services through product development initiatives and technological advances; any failure to make such improvements could harm its future business and prospects. • If GLAAM’s efforts to attract prospective clients and advertisers and to retain existing clients and users of its services are not successful, its growth prospects and revenue will be adversely affected. • GLAAM’s revenues largely depend on continuing penetration of media façades in architecture. Its sales may not grow at the rate it expects if market adaptation is slower than anticipated. • Continued downward pricing of third generation products could adversely affect fourth generation media glass pricing, which may affect GLAAM’s results of operations. PRIVATE AND CONFIDENTIAL // 51

RISK FACTORS (CONT.) • GLAAM’s revenue largely depends on continuing domestic and global demand for architectural glass, large media displays, and associated digital content. Its sales may not grow at the rate it expects. • If new construction levels out and repair and remodeling markets decline, such market pressures could negatively affect GLAAM’s results of operations. • GLAAM’s government sector sales, which comprise a significant portion of its sales, may be negatively affected by policy changes, government land development plan changes and other political local political events. • The IT, vertical real estate and large format wallscape sectors are regulated and any new or modified regulatory restrictions could negatively affect GLAAM’s sales and results of operations. • Changes in building codes could lower the demand for GLAAM’s G-Glass technology. • GLAAM relies on third-party contractors for the installation of its products, which subjects it to risks and costs that are out of its control. • GLAAM is subject to labor, health, construction/building and safety regulations, and may be exposed to liabilities and potential costs for lack of compliance. • GLAAM will incur increased costs and become subject to additional regulations and financial reporting obligations as a result of becoming a newly public company. • GLAAM relies on key researchers and engineers, senior management and production facility operators, and the loss of the services of any such personnel or the inability to attract and retain them may negatively affect its business. • Equipment failures, delays in deliveries and catastrophic loss at GLAAM’s manufacturing facilities could lead to production curtailments or shutdowns that prevent it from producing its products. • GLAAM may be adversely affected by disruptions to its manufacturing facilities or disruptions to its customer, supplier or employee base. • Any issues or delays in meeting GLAAM’s projected manufacturing costs and production capacity could adversely impact its business, prospects, operating results and financial condition. • GLAAM’s failure to properly manage the distribution of its products and services could result in the loss of revenues and profits. • GLAAM’s business involves complex manufacturing processes that may cause personal injury or property damage, subjecting it to liabilities and possible losses or other disruptions of its operations in the future, which may not be covered by insurance. • GLAAM’s business relies on its patent rights which may be narrowed in scope or found to be invalid or otherwise unenforceable. • Failure to protect its intellectual property rights could impair GLAAM’s competitiveness and harm its business and future prospects. • GLAAM may be subject to claims challenging the inventorship of its patents and other intellectual property. • GLAAM is subject to potential exposure to environmental liabilities and is subject to environmental regulation and any such liabilities or regulation may negatively affect its costs and results of operations in the future. • Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect GLAAM’s business, results of operations or financial condition. • GLAAM’s business, results of operations and financial condition have been, and could continue to be, adversely affected by the COVID-19 pandemic. • GLAAM continues to face significant risks associated with its international expansion strategy. • GLAAM’s financial results could vary significantly from quarter to quarter and are difficult to predict. • GLAAM may require substantial additional financing to fund its operations and complete the development and commercialization of the process technologies that produce each of its products or new aspects of its existing process technologies that produce each of its products, and it may not be able to do so on favorable terms. PRIVATE AND CONFIDENTIAL // 52

RISK FACTORS (CONT.) • If GLAAM is unable to manage its growth and expand its operations successfully, its reputation and brand may be damaged and its business and results of operations may be harmed. • GLAAM’s results of operations are subject to exchange rate fluctuations, which may affect its costs and revenues. • Increasing interest rates could materially adversely affect GLAAM’s ability to generate positive cash flows and secure financing required to carry out its strategic plans. • Government regulation of DOOH advertising may restrict GLAAM’s out-of-home advertising operations. • The advancement of laws and regulations may not keep pace with the accelerating advancement of the digital signage industry and technology, which can be a detrimental factor to the growth of GLAAM’s industry. • Failures or security breaches of GLAAM’s networks or information technology systems could have an adverse effect on its business. • GLAAM does not have absolute control over the affiliates where its is the minority shareholder nor does it maintain control over the actions of other shareholders. Actions of other shareholders could negatively impact GLAAM’s performance. • GLAAM’s joint distribution agreement with G-SMATT Global, which is in effect until 2025, may adversely affect its financial results. • GLAAM’s Excellent Product designation of G-Glass by the Public Procurement Service of Korea expires in March 31, 2026, which may materially adversely affect its domestic government sales. Risks Related to South Korea and Other Countries Where GLAAM Operates • If economic conditions in South Korea deteriorate, GLAAM’s current business and future growth could be materially and adversely affected. • GLAAM is subject to the risks of operations in the United Kingdom, China, Japan, Hong Kong and the United States. • Increased tensions with North Korea could adversely affect the South Korean economy and, consequently, GLAAM’s results of operations and financial condition in the future. • GLAAM’s businesses and partnerships may be affected by geopolitical tensions between China and the United States. • Further militarization of the South Pacific in response to the growing military strength of China could destabilize political relationships in the region. • A conflict between Taiwan and China could impact regional businesses. • The armed conflict between Russia and Ukraine, including sanctions and tensions between the United States along with several other countries and Russia, may adversely affect the results of GLAAM’s operations. • It may be difficult or impossible to enforce judgments of courts of the United States and other jurisdictions against GLAAM. • Changes in South Korea’s customs, import and export laws and foreign policy, may have an adverse effect on GLAAM’s financial condition and results of operations. • New or higher taxes resulting from changes in tax regulations or the interpretation thereof in South Korea could adversely affect GLAAM’s results of operations and financial condition in the future PRIVATE AND CONFIDENTIAL // 53